

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2011

<u>Via E-mail</u>
Mr. Randy A. Foutch
Chief Executive Officer
Laredo Petroleum Holdings, Inc.
15 W. Sixth Street, Suite 1800
Tulsa, OK 74119

> **Re: Laredo Petroleum Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 11, 2011**
> **File No. 333-176439**

Dear Mr. Foutch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   References in this letter to our prior comments correspond to the numbered comments which appeared in our letter to you dated September 27, 2011. We refer you generally to prior comments 1, 2, 3, and 5, and remind you to comply with those comments going forward. Also, please provide the price range of the offering in your next amendment.

Prospectus Summary, page 1

Identified potential drilling locations(4), page 3

2.   For the Permian basin and the Anadarko Granite Wash, please expand your table here and on page 84 to disclose the number of "identified potential drilling locations" to which you attributed proved undeveloped reserves.

 Use of Proceeds, page 41

3.   Please revise to provide the amounts for each of the uses you reference in the second paragraph. See generally Instruction 4 to Item 504 of Regulation S-K.

Business, page 83

Proved Undeveloped Reserves, page 94

4.   Information provided in response to prior comment number 21 from our letter dated September 27, 2011 indicates that your scheduled development expenditures through 2013 as of June 30, 2011 are substantially lower than corresponding amounts as of December 31, 2010, after taking into consideration actual expenditures for the six months ended June 30, 2011. Explain to us, in reasonable detail, the reasons for this decrease.

5.   We note your disclosure of changes to your proved undeveloped reserves. The changes from FYE 2009 to FYE 2010, in MMBOE, appear to be: 27 (beginning) + 71 (added) -3 (converted) = 95 (year-end). However, you have disclosed 92 MMBOE in PUD reserves. Please amend your document to disclose the changes to PUD reserves due to revisions, acquisition/divestiture, drilling as well as conversion to developed status. With reasonable detail, explain the sources of "new proved undeveloped reserve additions totaling 70,830 MBOE". Refer to Item 1203(b) of Regulation S-K.

Executive compensation, page 119

Summary Compensation Table, page 131

6.   We note your response to our prior comment 24. Footnote 3 to the Summary Compensation Table, which appears to relate to the calculation of a value of $0 per unit for the Series D Units granted February 1, 2010, mentions "certain subjective assumptions" and refers the reader to Note F to your audited combined financial statements. Note F states that "The Company's determination of the fair value of each Series B-1, B-2, C, D and E Units is affected by the Company's proved reserves, current commodity prices, current values of the Company's non-oil and gas assets and liabilities, as well as assumptions regarding a number of complex and subjective variables." Revise the disclosure to provide additional clarity concerning how you calculated a value of $0

per unit for the Series D Units, including but not limited to more information concerning the assumptions and subjective variables involved.

Laredo Petroleum Financial Statements

General

Notes to the combined financial statements, June 30, 2011 and 2010, page F-13

Note A – Organization, page F-13

7.   We note your response to prior comment number 31 from our letter dated September 27, 2011. Given the nature and significance of the Broad Oak transaction, and the fact that your filing already includes pro forma financial information, we believe investors would be better informed of the impact of this transaction if it were reflected in the pro forma financial statements. Revise your pro forma financial statements accordingly.

Notes to the combined financial statements, December 31, 2010, 2009 and 2008, page F-50

Note G – Income taxes, page F-72

8.   As indicated in prior comment number 33 from our letter dated September 27, 2011, a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome when evaluating whether a valuation allowance for deferred tax assets is needed. Your response to our comment identifies various items of positive evidence that you believe support a conclusion that a valuation allowance is not needed for your net deferred tax asset.

You cite as one element of positive evidence the fact that, excluding the impairment charges, you have cumulative three year pre-tax income. However, FASB ASC paragraph 740-10-30-22(c) describes a strong earnings history coupled with evidence that the loss (for example, an unusual, infrequent or extraordinary item) is an aberration rather than a continuing event. A full cost ceiling test impairment is not unusual, infrequent or extraordinary. Similarly, the nature of ceiling test impairments is such that there does not appear to be an objective basis for concluding that they are an aberration. In this regard, we note the disclosure regarding the volatility of commodity prices and possible future impairments appearing under certain of your risk factors.

You cite as an additional piece of positive evidence the existence of significant proved reserves as of December 31, 2010. However, estimates of proved reserves include assumptions about prices and costs, which may or may not prove to be accurate in future periods and are fundamentally projections. Additionally, estimates of cash flows from reserves generally exclude material cost elements for items including exploration and general and administrative that will impact the determination of taxable income in future periods.

Based on the considerations outlined above, it is not clear that the positive evidence you have described in your response is sufficient to overcome the negative evidence, i.e. your cumulative losses. Further explain to us why you believe the evidence you have considered is sufficient to overcome the cumulative losses, or describe any additional positive evidence you have considered.

9.   Provide us, as supplemental information, a schedule that reconciles the future net income of $2,824 million referred to in your response to prior comment number 33 with your standardized measure as of December 31, 2010, as disclosed on page F-96 of your filing.

Net proved oil and gas reserves (unaudited), page F-95

10.   We note your statement, "Extensions, discoveries and other additions of 91,363 MBOE during the year ended December 31, 2010, consist of 20,533 MBOE primarily from the drilling of new wells during the year and 70,830 MBOE from new proved undeveloped locations added during the year". As we noted in our comment above pertaining to proved undeveloped reserve disclosure on page 94, please explain the sources of the 71 MMBOE in PUD reserve additions.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Brad Skinner at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding engineering comments. Please contact Norman von Holtzendorff at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director